September 9, 2025

Ben Hwang
Chief Executive Officer
Profusa, Inc.
626 Bancroft Way, Suite A
Berkeley, CA 94710

       Re: Profusa, Inc.
           Registration Statement on Form S-1
           Filed August 29, 2025
           File No. 333-289958
Dear Ben Hwang:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note your disclosure throughout the registration statement regarding your purchase of bitcoin, including your risk factor disclosures starting on page 54, your disclosures on page 80 that you intend to use the proceeds from your committed equity facility with Ascent entered into on July 28, 2025 for up to $100,000,000 of shares of your common stock "exclusively for the purchase of Bitcoin," and your statement on F-54 that "[as] of these June 30, 2025 financial statements, [you have] purchased $1.0 million of Bitcoin as part of [your] ongoing treasury strategy".
       Please disclose your current bitcoin and/or cryptocurrency holdings as of the date of the registration statement.
 September 9, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Marc Rivera, Esq.